Exhibit 99.1

Super Hi Reports Unaudited Financial Results for the Second Quarter of 2025

SINGAPORE, August 26, 2025 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights

•	Revenue was US$198.9 million, representing an increase of 8.5% from US$183.3 million in the same period of 2024.

•	In the second quarter of 2025, the Company further optimized its restaurant network by opening 4 new Haidilao restaurants and closed 1 underperforming restaurant. Total number of Haidilao restaurants expanded from 123 as of March 31, 2025 to 126 as of June 30, 2025.

•	The average table turnover rate[1] was 3.8 times per day, and the average same-store table turnover rate[2] was 3.9 times per day, both remaining stable compared to the same period of 2024.

•	Had over 7.7 million total guest visits, representing an increase of 6.9% from 7.2 million in the same period of 2024.

•	Same-store sales[3] were US$170.2 million, representing an increase of 5.3% from US$161.7 million in the same period of 2024.

•	Income from operation[4] was US$3.7 million, representing a decrease of 56.5% from US$8.5 million in the same period of 2024.

•	Income from operation margin[5] was 1.9%, compared to 4.6% in the same period of 2024, representing a decline of 2.7 percentage points year-over-year.

Ms. Yang Lijuan, CEO & Executive Director of Super Hi, commented, “In the second quarter of 2025, Haidilao restaurants maintained stable the average table turnover rates1 compared to the same period last year, while same-store sales3 increased by 5.3%. The company’s total revenue grew 8.5% year-over-year; however, income from operation⁴ declined 56.5% compared to the same period last year, with income from operation margin5 decreasing by 2.7 percentage points year-over-year. During the quarter, we continued to execute our strategy of sharing benefits with both customers and employees, enhancing value proposition for customers while strengthening employee satisfaction and team cohesion. The decline in income from operation4 aligns with our expectations under the benefit-sharing strategy, though it also indicated room for improvement in management precision during the dynamic operational adjustment process. We remain committed to advancing management excellence, with particular emphasis on the implementation of our “Pomegranate Plan”. We will continue to dynamically deploy our “Woodpecker Plan” targeting underperforming restaurants. Additionally, we will actively embrace technological innovation and applications to enhance organizational efficiency and address current market challenges.”

1 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period.

2 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count at the Company’s same stores during the period.

3 Refers to the gross revenue of Haidilao restaurant operation at the same stores for the periods indicated.

4 Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from profit (loss) for the period.

5 Calculated by dividing income from operation4 by total revenue.

Second Quarter 2025 Financial Results

Revenue was US$198.9 million, representing an increase of 8.5% from US$183.3 million in the same period of 2024.

•	Revenue from Haidilao restaurant operations was US$189.1 million, representing an increase of 7.3% from US$176.2 million in the same period of 2024. The increase was mainly driven by (i) ongoing business expansion and increased brand influence; and (ii) continuous efforts to increase guest visits and table turnover rates.

•	Revenue from delivery business was US$3.7 million, representing an increase of 60.9% from US$2.3 million in the same period of 2024, primarily due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strategic marketing collaborations with local food delivery platforms.

•	Revenue from other business was US$6.1 million, representing an increase of 27.1% from US$4.8 million in the same period of 2024, driven by (i) the increasing popularity of hot pot condiment products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the Pomegranate Plan through strategic exploration of diverse business forms.

Raw materials and consumables used were US$67.6 million, representing an increase of 9.6% from US$61.7 million in the same period of 2024, primarily driven by the increase in food ingredient costs resulting from business scale enlargement and revenue growth. In the second quarter of 2025, raw materials and consumables used as a percentage of revenue increased to 34.0% from 33.7% in the same period of 2024.

Staff costs were US$70.3 million, representing an increase of 12.1% from US$62.7 million in the same period of 2024. The increase was primarily due to (i) an increase in the number of employees in line with restaurant network expansion compared to the same period of 2024; and (ii) the Company’s increased investment in employee benefits and development to enhance staff loyalty and job satisfaction, as well as the increase in statutory minimum wages in certain countries where we operate. As a percentage of revenue, staff costs increased to 35.3% in the second quarter of 2025 from 34.2% in the same period of 2024.

Income from operation4 was US$3.7 million, representing a decrease of 56.5% from US$8.5 million in the same period of 2024. Income from operation margin5 was 1.9%, compared to 4.6% in the same period of 2024. This decrease in income from operation margin was mainly attributable to (i) the investment in customer and employee benefit initiatives mentioned above, which partially offset the increase in revenue; (ii) increased outsourcing service fees and business development fees resulting from the restaurant network expansion; and (iii) decreased government grants received compared to the same period of 2024.

Profit for the period was US$16.4 million, compared to a loss of US$0.1 million in the same period of 2024. This change was mainly due to a decrease in net foreign exchange loss of US$22.8 million in the second quarter of 2025 as compared with the same period of 2024, primarily attributable to foreign exchange fluctuations, particularly the revaluation of local currencies against the U.S. dollar.

Basic and diluted net profit per share were both US$0.03, compared to a basic and diluted net loss per share of approximating nil in the same period of 2024.

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao’s restaurants for the quarters indicated.

	As of/For the Three Months Ended June 30,
	2025	2024
Number of restaurants
Southeast Asia	74	74
East Asia	20	18
North America	20	20
Others(1)	12	10
Total	126	122

Total guest visits (million)
Southeast Asia	5.1	5.1
East Asia	1.0	0.7
North America	1.0	0.9
Others(1)	0.6	0.5
Overall	7.7	7.2

Table turnover rate(2) (times per day)
Southeast Asia	3.6	3.7
East Asia	4.8	4.1
North America	4.0	4.0
Others(1)	3.9	3.9
Overall	3.8	3.8
Average spending per guest(3) (US$)
Southeast Asia	18.6	19.1
East Asia	29.4	27.3
North America	39.1	41.9
Others(1)	39.7	42.4
Overall	24.3	24.4
Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	14.9	15.1
East Asia	19.8	15.2
North America	21.9	20.7
Others(1)	24.0	24.7
Overall	17.6	16.9

Notes:

(1)	Others include Australia, the United Kingdom, and the United Arab Emirates.

(2)	Calculated by dividing total number of tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period in the same geographic regions.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operation for the period by total guests served for the periods in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operation for the period by the total Haidilao restaurant operation days of the periods in the same geographic region.

Same-Store Sales

The following table sets forth details of the Company’s same-store sales for the quarters indicated.

	As of/For the Three Months Ended June 30,
	2025	2024
Number of Same Stores(1)
Southeast Asia	63
East Asia	14
North America	18
Others(5)	9
Total	104

Same Store Sales(2) (US$ in thousands)
Southeast Asia	87,359	87,935
East Asia	25,149	19,547
North America	35,898	33,511
Others(5)	21,829	20,746
Total	170,235	161,739
Average same store sales per day(3) (US$ in thousands)
Southeast Asia	15.2	15.3
East Asia	19.7	15.3
North America	21.9	20.5
Others(5)	26.7	25.6
Total	18.0	17.1

Average same store table turnover rate(4) (times/day)
Southeast Asia	3.6	3.8
East Asia	4.8	4.1
North America	4.0	4.0
Others(5)	4.2	4.0
Total	3.9	3.9

Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison and opened for more than 75 days in the second quarter of 2025 and 2024, respectively.

(2)	Refers to the aggregate gross revenue from Haidilao restaurant operation at the Company’s same stores for the period indicated.

(3)	Calculated by dividing the gross revenue from Haidilao restaurant operation for the period by the total Haidilao restaurant operation days at the Company’s same stores for the period.

(4)	Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count at the Company’s same stores during the period.

(5)	Others include Australia, the United Kingdom, and the United Arab Emirates.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 31 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the world’s most valuable restaurant brands for six consecutive years since 2019, earning the title of “World’s Strongest Restaurant Brand” for 2024 (Brand Finance). As of June 30, 2025, Super Hi had 126 self-operated Haidilao restaurants in 14 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Super Hi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Super Hi’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Super Hi’s operations and business prospects; future developments, trends and conditions in the industry and markets in which Super Hi operates; Super Hi’s strategies, plans, objectives and goals and Super Hi’s ability to successfully implement these strategies, plans, objectives and goals; Super Hi’s ability to maintain an effective food safety and quality control system; Super Hi’s ability to continue to maintain its leadership position in the industry and markets in which Super Hi operates; Super Hi’s dividend policy; Super Hi’s capital expenditure plans; Super Hi’s expansion plans; Super Hi’s future debt levels and capital needs; Super Hi’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; Super Hi’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to Super Hi’s industry; Super Hi’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Super Hi’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and Super Hi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations

Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations

Email: media.hq@superhi-inc.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended June 30，
	2025	2024
	USD’000	USD’000
Revenue	198,950	183,283
Other income	2,050	2,375
Raw materials and consumables used	(67,577)	(61,734)
Staff costs	(70,328)	(62,692)
Rentals and related expenses	(6,022)	(4,699)
Utilities expenses	(7,177)	(6,858)
Depreciation and amortization	(19,790)	(18,544)
Travelling and communication expenses	(2,052)	(1,731)
Listing expenses	-	(1,832)
Other expenses	(21,204)	(17,726)
Other gains (losses) - net	15,460	(5,785)
Finance costs	(2,772)	(1,937)
Profit before tax	19,538	2,120
Income tax expense	(3,147)	(2,224)
Profit (Loss) for the period	16,391	(104)

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(9,271)	7,143
Total comprehensive income for the period	7,120	7,039

Profit (Loss) for the period attributable to:
Owners of the Company	16,414	(126)
Non-controlling interests	(23)	22
	16,391	(104)

Total comprehensive income attributable to:
Owners of the Company	7,143	7,017
Non-controlling interests	(23)	22
	7,120	7,039

Earnings (Loss) per share
Basic and diluted (USD)	0.03	(0.00)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at June 30,	As at December 31,
	2025	2024
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	158,011	151,901
Right-of-use assets	190,826	185,514
Intangible assets	272	278
Deferred tax assets	4,388	3,799
Other receivables	1,961	1,961
Prepayment	175	373
Rental and other deposits	19,295	17,372
	374,928	361,198

Current Assets
Inventories	35,143	31,521
Trade and other receivables and prepayments	26,629	30,754
Rental and other deposits	4,279	3,378
Pledged bank deposits	2,989	2,855
Bank balances and cash	258,471	254,719
	327,511	323,227

Current Liabilities
Trade payables	32,269	30,711
Other payables	39,261	38,100
Amounts due to related parties	1,084	1,329
Tax payables	2,512	5,411
Lease liabilities	40,972	41,407
Contract liabilities	10,798	9,669
Provisions	2,599	1,941
	129,495	128,568

Net Current Assets	198,016	194,659

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at June 30,	As at December 31,
	2025	2024
	USD’000	USD’000
Non-current Liabilities
Deferred tax liabilities	8,395	7,504
Lease liabilities	174,265	171,219
Contract liabilities	2,421	2,980
Provisions	12,956	12,493
	198,037	194,196

Net Assets	374,907	361,661

Capital and Reserves
Share capital	3	3
Shares held under share award scheme	*	*
Share premium	550,593	550,593
Reserves	(177,241)	(190,568)
Equity attributable to owners of the Company	373,355	360,028
Non-controlling interests	1,552	1,633
Total Equity	374,907	361,661

*	Less than USD 1,000

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended June 30,
	2025	2024
	USD’000	USD’000
Net cash from operating activities	26,599	23,984
Net cash from (used in) investing activities	37,513	(18,726)
Net cash (used in) from financing activities	(11,707)	45,348
Net increase in cash and cash equivalents	52,405	50,606
Cash and cash equivalents at beginning of the period	204,933	90,031
Effect of foreign exchange rate changes	1,133	22
Cash and cash equivalents at end of the period	258,471	140,659